EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars, except per share amounts)	NOTES	2016	2015	2016	2015
CONTINUING OPERATIONS
Revenues		2,769	2,802	5,562	5,623
Operating expenses	5	(1,991)	(2,091)	(4,100)	(4,125)
Depreciation		(80)	(85)	(161)	(178)
Amortization of computer software		(172)	(176)	(341)	(356)
Amortization of other identifiable intangible assets		(132)	(140)	(260)	(280)
Other operating gains, net	6	7	35	11	23
Operating profit		401	345	711	707
Finance costs, net:
Net interest expense	7	(103)	(107)	(196)	(212)
Other finance income (costs)	7	9	(5)	(25)	39
Income before tax and equity method investments		307	233	490	534
Share of post-tax (losses) earnings in equity method investments		(1)	3	-	7
Tax (expense) benefit	8	(2)	(10)	24	(35)
Earnings from continuing operations		304	226	514	506
Earnings from discontinued operations, net of tax	10	46	55	108	95
Net earnings		350	281	622	601
Earnings attributable to:
Common shareholders		337	262	599	567
Non-controlling interests		13	19	23	34

Earnings per share:	9
Basic earnings per share
From continuing operations		$0.39	$0.26	$0.65	$0.60
From discontinued operations		0.06	0.07	0.14	0.12
Basic earnings per share		$0.45	$0.33	$0.79	$0.72

Diluted earnings per share
From continuing operations		$0.39	$0.26	$0.65	$0.59
From discontinued operations		0.06	0.07	0.14	0.12
Diluted earnings per share		$0.45	$0.33	$0.79	$0.71

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	NOTES	2016	2015	2016	2015
Net earnings		350	281	622	601

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	7	6	(27)	(90)	150
Cash flow hedges adjustments to equity		(20)	45	58	(127)
Foreign currency translation adjustments to equity		(220)	257	(99)	(155)
		(234)	275	(131)	(132)
Items that will not be reclassified to net earnings:
Remeasurement on defined benefit pension plans		(129)	138	(224)	89
Related tax benefit (expense) on remeasurement on defined benefit pension plans		32	(58)	70	(43)
		(97)	80	(154)	46
Other comprehensive (loss) income		(331)	355	(285)	(86)
Total comprehensive income		19	636	337	515

Comprehensive (loss) income for the period attributable to:
Common shareholders:
Continuing operations		(26)	562	230	382
Discontinued operations		32	57	84	101
Non-controlling interests		13	17	23	32
Total comprehensive income		19	636	337	515

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(millions of U.S. dollars)	NOTES	JUNE 30, 2016	DECEMBER 31, 2015
ASSETS
Cash and cash equivalents	11	686	966
Trade and other receivables		1,479	1,755
Other financial assets	11	115	176
Prepaid expenses and other current assets		698	683
Current assets excluding assets held for sale		2,978	3,580
Assets held for sale	10	1,700	-
Current assets		4,678	3,580
Computer hardware and other property, net		968	1,067
Computer software, net		1,403	1,486
Other identifiable intangible assets, net		6,007	6,417
Goodwill		14,838	15,878
Other financial assets	11	114	116
Other non-current assets	12	555	544
Deferred tax		46	47
Total assets		28,609	29,135

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	1,904	1,595
Payables, accruals and provisions	13	2,002	2,278
Deferred revenue		999	1,319
Other financial liabilities	11	221	238
Current liabilities excluding liabilities associated with assets held for sale		5,126	5,430
Liabilities associated with assets held for sale	10	576	-
Current liabilities		5,702	5,430
Long-term indebtedness	11	6,870	6,829
Provisions and other non-current liabilities	14	2,344	2,124
Other financial liabilities	11	341	387
Deferred tax		1,039	1,265
Total liabilities		16,296	16,035

Equity
Capital	15	9,721	9,852
Retained earnings		5,938	6,458
Accumulated other comprehensive loss		(3,828)	(3,697)
Total shareholders’ equity		11,831	12,613
Non-controlling interests		482	487
Total equity		12,313	13,100
Total liabilities and equity		28,609	29,135

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(millions of U.S. dollars)	NOTES	2016	2015	2016	2015
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		304	226	514	506
Adjustments for:
Depreciation		80	85	161	178
Amortization of computer software		172	176	341	356
Amortization of other identifiable intangible assets		132	140	260	280
Net gains on disposals of businesses and investments		(1)	(25)	(2)	(25)
Deferred tax		(26)	(40)	(84)	(65)
Other	16	47	115	225	96
Changes in working capital and other items	16	(10)	159	(381)	(366)
Operating cash flows from continuing operations		698	836	1,034	960
Operating cash flows from discontinued operations		72	115	194	235
Net cash provided by operating activities		770	951	1,228	1,195
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(65)	(7)	(111)	(15)
(Payments for) proceeds from disposals of businesses and investments, net of taxes paid		(1)	75	1	75
Capital expenditures, less proceeds from disposals		(212)	(210)	(445)	(500)
Other investing activities		1	1	20	3
Investing cash flows from continuing operations		(277)	(141)	(535)	(437)
Investing cash flows from discontinued operations		(14)	(13)	(25)	(26)
Net cash used in investing activities		(291)	(154)	(560)	(463)
FINANCING ACTIVITIES
Proceeds from debt	11	498	-	498	-
Repayments of debt	11	(500)	-	(503)	-
Net (repayments) borrowings under short-term loan facilities	11	(138)	170	304	570
Repurchases of common shares	15	(258)	(348)	(690)	(696)
Dividends paid on preference shares		-	-	(1)	(1)
Dividends paid on common shares	15	(248)	(254)	(497)	(512)
Dividends paid to non-controlling interests		(20)	(20)	(29)	(27)
Other financing activities		9	11	13	52
Net cash used in financing activities		(657)	(441)	(905)	(614)
(Decrease) increase in cash and bank overdrafts		(178)	356	(237)	118
Translation adjustments		(5)	3	(1)	(9)
Cash and bank overdrafts at beginning of period		867	765	922	1,015
Cash and bank overdrafts at end of period		684	1,124	684	1,124
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		686	1,289	686	1,289
Bank overdrafts		(2)	(165)	(2)	(165)
		684	1,124	684	1,124
Supplemental cash flow information is provided in note 16.
From continuing operations:
Interest paid		(93)	(93)	(165)	(181)
Interest received		1	1	3	1
Income taxes paid		(41)	(56)	(89)	(126)

Prior-year period amounts have been reclassified to reflect the current presentation.

Interest paid and received is reflected as an operating cash flow. Interest paid is net of debt-related hedges. Income taxes paid and received are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
Net earnings	-	-	-	599	-	-	-	599	23	622
Other comprehensive income (loss)	-	-	-	(154)	(32)	(99)	(131)	(285)	-	(285)
Total comprehensive income (loss)	-	-	-	445	(32)	(99)	(131)	314	23	337
Change in ownership interest of subsidiary	-	-	-	5	-	-	-	5	1	6
Distributions to non -controlling interests	-	-	-	-	-	-	-	-	(29)	(29)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(514)	-	-	-	(514)	-	(514)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	17	-	17	-	-	-	-	17	-	17
Repurchases of common shares(1)	(220)	-	(220)	(455)	-	-	-	(675)	-	(675)
Stock compensation plans	73	(1)	72	-	-	-	-	72	-	72
Balance, June 30, 2016	9,556	165	9,721	5,938	4	(3,832)	(3,828)	11,831	482	12,313

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	14,178	481	14,659
Net earnings	-	-	-	567	-	-	-	567	34	601
Other comprehensive income (loss)	-	-	-	46	23	(153)	(130)	(84)	(2)	(86)
Total comprehensive income (loss)	-	-	-	613	23	(153)	(130)	483	32	515
Change in ownership interest of subsidiary	-	-	-	11	-	-	-	11	3	14
Distributions to non- controlling interests	-	-	-	-	-	-	-	-	(27)	(27)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(528)	-	-	-	(528)	-	(528)
Shares issued under DRIP	16	-	16	-	-	-	-	16	-	16
Repurchases of common shares(1)	(204)	-	(204)	(447)	-	-	-	(651)	-	(651)
Stock compensation plans	106	(18)	88	-	-	-	-	88	-	88
Balance, June 30, 2015	9,894	163	10,057	6,816	41	(3,318)	(3,277)	13,596	489	14,085

(1)	Includes stated share capital of $44 million and retained earnings of $96 million for the six months ended June 30, 2016 related to the Company’s pre-defined share repurchase plan (2015 – stated share capital of $21 million and retained earnings of $44 million). See note 15.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2015, except as described below. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2015. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015, which are included in the Company’s 2015 annual report.

In July 2016, the Company entered into a definitive agreement to sell its Intellectual Property & Science business. The sale is expected to close before the end of the year following regulatory approvals and satisfaction of other customary closing conditions. See note 20. Intellectual Property & Science is reported as a discontinued operation. Prior-year period amounts have been restated to conform to the current period’s presentation, as prescribed by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Changes in accounting policy

In April 2016, the IFRS Interpretations Committee issued an agenda decision regarding the treatment of offsetting and cash-pooling arrangements in accordance with IAS 32, Financial Instruments: Presentation. This decision provided additional guidance regarding when bank overdrafts in cash-pooling arrangements would meet the requirements for offsetting in accordance with IAS 32. Following this additional guidance, the Company changed its accounting policy and revised the amounts of cash and cash equivalents and current indebtedness in the consolidated statement of financial position and cash and cash equivalents and bank overdrafts in the consolidated statement of cash flow. The impact was as follows:

•	cash and cash equivalents and current indebtedness increased $40 million in equal and offsetting amounts in the consolidated statement of financial position at December 31, 2015; and
•	cash and cash equivalents and bank overdrafts increased $162 million in equal and offsetting amounts in the consolidated statement of cash flow in the three and six months ended June 30, 2015.

Note 2: Recent accounting pronouncements

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2016. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company continues to assess the impact of IFRS 15 on its consolidated financial statements and expects to provide more information in connection with its year-end reporting.
IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company is assessing the impact of the new standard on its consolidated financial statements.
IFRS 2	Share-based Payment	IFRS 2, Classification and Measurement of Share-based Payment Transactions, was amended to clarify the accounting for (a) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments (b) share-based payment transactions with a net settlement feature for withholding tax obligations and (c) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Early adoption is permitted. Retrospective application is permitted, but not required. Upon adoption, the Company expects to reclassify certain withholding tax obligations for share-based payments from liabilities to equity and therefore will no longer mark-to-market these or similar instruments awarded in the future. For reference, operating expenses included $3 million of income from mark-to-market adjustments in the year ended December 31, 2015 and $13 million of expense in the six months ended June 30, 2016. The Company expects that a portion of these amounts would no longer be required once the amendment is adopted.

Pronouncement effective for annual periods beginning January 1, 2019:

IFRS 16	Leases	IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. Early application is permitted as long as IFRS 15 has already been applied. The Company is assessing the impact of the new standard on its consolidated financial statements.

Note 3: Segment information

The Company is organized as three reportable segments reflecting how the businesses are managed: Financial & Risk, Legal and Tax & Accounting. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments offer products and services to target markets as described below.

Results from the Reuters News business are excluded from reportable segments as they do not qualify as a component of the Company’s three reportable segments, nor as a separate reportable segment. The operating results of Intellectual Property & Science, which was previously a reportable segment, are reported as a discontinued operation (see note 10), except for the Westlaw IP business, which the Company will retain as part of the Legal segment. Prior-year period amounts have been restated to conform to the current year’s presentation.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The Company also reports “Corporate & Other”, which includes expenses for corporate functions, shared costs previously allocated to Intellectual Property & Science, and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Revenues
Financial & Risk	1,524	1,552	3,033	3,104
Legal	846	852	1,668	1,676
Tax & Accounting	324	327	713	700
Corporate & Other (includes Reuters News)	79	74	154	148
Eliminations	(4)	(3)	(6)	(5)
Consolidated revenues	2,769	2,802	5,562	5,623

Operating profit
Segment operating profit
Financial & Risk	297	274	592	515
Legal	247	259	485	478
Tax & Accounting	55	63	138	161
Corporate & Other (includes Reuters News)	(94)	(86)	(212)	(183)
Underlying operating profit	505	510	1,003	971
Fair value adjustments (see note 5)	21	(60)	(43)	(7)
Amortization of other identifiable intangible assets	(132)	(140)	(260)	(280)
Other operating gains, net	7	35	11	23
Consolidated operating profit	401	345	711	707

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are described below and may not be comparable to similar measures of other companies.

Segment operating profit

•	Segment operating profit represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.
•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
•	Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

Additionally, the Company assesses its consolidated performance using the following measures.

Consolidated revenues and underlying operating profit

•	Consolidated revenues are revenues from reportable segments and Corporate & Other, less eliminations.
•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. The Company’s quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated revenues and operating profit.

Note 5: Operating expenses

The components of operating expenses include the following:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Salaries, commissions and allowances	1,024	1,026	2,063	2,059
Share-based payments	23	13	51	32
Post-employment benefits	59	58	125	123
Total staff costs	1,106	1,097	2,239	2,214
Goods and services(1)	499	481	1,009	994
Data	215	223	424	449
Telecommunications	101	129	202	261
Real estate	91	101	183	200
Fair value adjustments(2)	(21)	60	43	7
Total operating expenses	1,991	2,091	4,100	4,125

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Note 6: Other operating gains, net

Other operating gains, net, were $7 million and $35 million for the three months ended June 30, 2016 and 2015, respectively, and $11 million and $23 million for the six months ended June 30, 2016 and 2015, respectively. The three and six months ended June 30, 2015 included a gain from the sale of the Fiduciary Services and Competitive Intelligence unit of the Lipper business, which was formerly managed within the Financial & Risk segment.

Note 7: Finance costs, net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Interest expense:
Debt	85	90	168	175
Derivative financial instruments - hedging activities	2	3	3	7
Other, net	4	2	2	5
Fair value losses (gains) on financial instruments:
Cash flow hedges, transfer from equity	6	(27)	(90)	150
Net foreign exchange (gains) losses on debt	(6)	27	90	(150)
Net interest expense - debt and other	91	95	173	187
Net interest expense - pension and other post-employment benefit plans	13	13	26	26
Interest income	(1)	(1)	(3)	(1)
Net interest expense	103	107	196	212

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Net (gains) losses due to changes in foreign currency exchange rates	(20)	4	(16)	7
Net losses (gains) on derivative instruments	11	1	41	(46)
Other finance (income) costs	(9)	5	25	(39)

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Taxation

Tax expense (benefit) was $2 million and $10 million for the three months ended June 30, 2016 and 2015, respectively, and $(24) million and $35 million for the six months ended June 30, 2016 and 2015, respectively. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Earnings attributable to common shareholders	337	262	599	567
Less: Dividends declared on preference shares	-	-	(1)	(1)
Earnings used in consolidated earnings per share	337	262	598	566
Less: Earnings from discontinued operations, net of tax	(46)	(55)	(108)	(95)
Earnings used in earnings per share from continuing operations	291	207	490	471

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Weighted-average number of common shares outstanding	750,957,952	784,819,994	755,534,541	789,177,858
Weighted-average number of vested DSUs	640,809	621,704	628,726	615,703
Basic	751,598,761	785,441,698	756,163,267	789,793,561
Effect of stock options and TRSUs	1,751,456	3,411,221	1,632,177	3,398,807
Diluted	753,350,217	788,852,919	757,795,444	793,192,368

Note 10: Discontinued operations

In July 2016, the Company entered into a definitive agreement to sell its Intellectual Property & Science business. The sale is expected to close before the end of the year following regulatory approvals and satisfaction of other customary closing conditions. See note 20. The results of Intellectual Property & Science are reported as discontinued operations in the consolidated financial statements for all periods presented.

Earnings from discontinued operations are summarized as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30,		JUNE 30,
	2016	2015	2016	2015
Revenues	239	236	471	459
Expenses	(163)	(177)	(345)	(357)
Earnings from discontinued operations before income tax	76	59	126	102
Tax expense(1)	(30)	(4)	(18)	(7)
Earnings from discontinued operations, net of tax	46	55	108	95

(1)	Includes a $(3) million and $16 million tax (expense) benefit in the three and six months ended June 30, 2016, respectively, that reflects changes in the Company’s estimate of the net deferred tax asset it expects to realize in connection with the planned sale of its Intellectual Property & Science business. The current and deferred tax consequences of the divestiture could vary significantly depending on the ultimate structure of the transaction.

The assets and liabilities associated with the Intellectual Property & Science business that are classified as held for sale in the consolidated statement of financial position are as follows:

JUNE 30, 2016
Trade and other receivables	263
Computer hardware and other property, net	27
Computer software, net	113
Other identifiable intangible assets, net	180
Goodwill	1,055
Other assets	57
Deferred tax	5
Total assets held for sale	1,700

Payables, accruals and provisions	124
Deferred revenue	361
Other liabilities	30
Deferred tax	61
Total liabilities associated with assets held for sale	576

Relative to assets held for sale, foreign currency translation adjustments recorded within accumulated other comprehensive loss in the consolidated statement of financial position were gains of $13 million at June 30, 2016.

Note 11: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

JUNE 30, 2016	CASH, TRADE AND OTHER RECEIVABLES	ASSETS/ (LIABILITIES) AT FAIR VALUE THROUGH EARNINGS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	OTHER FINANCIAL LIABILITIES	TOTAL
Cash and cash equivalents	686	-	-	-	-	686
Trade and other receivables	1,479	-	-	-	-	1,479
Other financial assets - current	30	85	-	-	-	115
Other financial assets - non-current	50	33	-	31	-	114
Current indebtedness	-	-	-	-	(1,904)	(1,904)
Trade payables (see note 13)	-	-	-	-	(218)	(218)
Accruals (see note 13)	-	-	-	-	(1,322)	(1,322)
Other financial liabilities - current(1)	-	(48)	-	-	(173)	(221)
Long-term indebtedness	-	-	-	-	(6,870)	(6,870)
Other financial liabilities - non current	-	(29)	(311)	-	(1)	(341)
Total	2,245	41	(311)	31	(10,488)	(8,482)

DECEMBER 31, 2015	CASH, TRADE AND OTHER RECEIVABLES	ASSETS/ (LIABILITIES) AT FAIR VALUE THROUGH EARNINGS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	OTHER FINANCIAL LIABILITIES	TOTAL
Cash and cash equivalents	966	-	-	-	-	966
Trade and other receivables	1,755	-	-	-	-	1,755
Other financial assets - current	55	121	-	-	-	176
Other financial assets - non-current	56	24	-	36	-	116
Current indebtedness	-	-	-	-	(1,595)	(1,595)
Trade payables (see note 13)	-	-	-	-	(305)	(305)
Accruals (see note 13)	-	-	-	-	(1,520)	(1,520)
Other financial liabilities - current(1)	-	(15)	-	-	(223)	(238)
Long-term indebtedness	-	-	-	-	(6,829)	(6,829)
Other financial liabilities - non current	-	(15)	(370)	-	(2)	(387)
Total	2,832	115	(370)	36	(10,474)	(7,861)

(1)	Includes a commitment to repurchase up to $140 million (December 31, 2015 - $165 million) related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 15.

Cash and cash equivalents

Of total cash and cash equivalents, $108 million and $106 million at June 30, 2016 and December 31, 2015, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the six months ended June 30, 2016:

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2016	3.35% Notes, due 2026	US$500
Notes repaid
May 2016	0.875% Notes, due 2016	US$500

The Company used the net proceeds of its May 2016 debt issuance to repay the notes which matured that month.

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At June 30, 2016, current indebtedness included $1.341 billion (December 31, 2015 - $1.037 billion) of outstanding commercial paper within the consolidated statement of financial position.

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including to support its commercial paper programs). There were no borrowings under the credit facility during the six months ended June 30, 2016.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	CARRYING AMOUNT		FAIR VALUE
JUNE 30, 2016	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY
Bank and other	14	-	15	-
Commercial paper	1,341	-	1,341	-
C$500, 3.369% Notes, due 2019	384	91	399	91
C$750, 4.35% Notes, due 2020	575	158	626	158
C$550, 3.309% Notes, due 2021	421	62	441	62
$550, 1.30% Notes, due 2017	549	-	551	-
$550, 1.65% Notes, due 2017	549	-	554	-
$1,000, 6.50% Notes, due 2018	997	-	1,093	-
$500, 4.70% Notes, due 2019	498	-	540	-
$350, 3.95% Notes, due 2021	348	-	372	-
$600, 4.30% Notes, due 2023	595	-	655	-
$450, 3.85% Notes, due 2024	446	-	479	-
$500, 3.35% Notes, due 2026	494	-	512	-
$350, 4.50% Notes, due 2043	340	-	348	-
$350, 5.65% Notes, due 2043	340	-	405	-
$400, 5.50% Debentures, due 2035	394	-	455	-
$500, 5.85% Debentures, due 2040	489	-	580	-
Total	8,774	311	9,366	311
Current portion	1,904	-
Long-term portion	6,870	311

	CARRYING AMOUNT		FAIR VALUE
DECEMBER 31, 2015	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY
Bank and other	57	-	59	-
Commercial paper	1,037	-	1,037	-
C$500, 3.369% Notes, due 2019	358	109	374	109
C$750, 4.35% Notes, due 2020	537	182	581	182
C$550, 3.309% Notes, due 2021	394	79	405	79
$500, 0.875% Notes, due 2016	500	-	499	-
$550, 1.30% Notes, due 2017	548	-	546	-
$550, 1.65% Notes, due 2017	548	-	547	-
$1,000, 6.50% Notes, due 2018	997	-	1,102	-
$500, 4.70% Notes, due 2019	498	-	535	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	594	-	615	-
$450, 3.85% Notes, due 2024	445	-	442	-
$350, 4.50% Notes, due 2043	340	-	300	-
$350, 5.65% Notes, due 2043	340	-	351	-
$400, 5.50% Debentures, due 2035	394	-	411	-
$500, 5.85% Debentures, due 2040	489	-	531	-
Total	8,424	370	8,696	370
Current portion	1,595	-
Long-term portion	6,829	370

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

JUNE 30, 2016				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	111	-	111
Forward exchange contracts(2)	-	7	-	7
Financial assets at fair value through earnings	-	118	-	118
Available for sale investments(3)	4	27	-	31
Total assets	4	145	-	149

Liabilities
Embedded derivatives(1)	-	(41)	-	(41)
Forward exchange contracts(2)	-	(34)	-	(34)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(75)	(2)	(77)
Derivatives used for hedging(5)	-	(311)	-	(311)
Total liabilities	-	(386)	(2)	(388)

DECEMBER 31, 2015				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	132	-	132
Forward exchange contracts(2)	-	13	-	13
Financial assets at fair value through earnings	-	145	-	145
Available for sale investments(3)	6	30	-	36
Total assets	6	175	-	181

Liabilities
Embedded derivatives(1)	-	(20)	-	(20)
Forward exchange contracts(2)	-	(8)	-	(8)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(28)	(2)	(30)
Derivatives used for hedging(5)	-	(370)	-	(370)
Total liabilities	-	(398)	(2)	(400)

(1)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Obligations to pay additional consideration for prior acquisitions.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

The Company recognizes transfers into and transfers out of the fair value measurement hierarchy levels as of the date of the event or a change in circumstances that caused the transfer. There were no transfers between hierarchy levels for the six months ended June 30, 2016.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;
•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 12: Other non-current assets

	JUNE 30, 2016	DECEMBER 31, 2015
Net defined benefit plan surpluses	25	19
Cash surrender value of life insurance policies	287	283
Equity method investments	164	173
Other non-current assets	79	69
Total other non-current assets	555	544

Note 13: Payables, accruals and provisions

	JUNE 30, 2016	DECEMBER 31, 2015
Trade payables	218	305
Accruals	1,322	1,520
Provisions	135	176
Other current liabilities	327	277
Total payables, accruals and provisions	2,002	2,278

Note 14: Provisions and other non-current liabilities

	JUNE 30, 2016	DECEMBER 31, 2015
Net defined benefit plan obligations	1,578	1,311
Deferred compensation and employee incentives	225	242
Provisions	108	117
Uncertain tax positions	343	338
Other non-current liabilities	90	116
Total provisions and other non-current liabilities	2,344	2,124

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2016, the Company renewed its current normal course issuer bid (“NCIB”) for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 37.5 million common shares between May 30, 2016 and May 29, 2017 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the six months ended June 30, 2016, the Company privately repurchased 3.0 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Share repurchases (millions of U.S. dollars)	258	348	690	696
Shares repurchased (millions)	6.3	8.5	18.0	17.3
Share repurchases - average price per share	$40.51	$40.67	$38.23	$40.20

Decisions regarding any future repurchases will be based on the timing of the closing of the sale of the Intellectual Property & Science business in addition to other factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such plans with its broker on June 30, 2016 and on December 31, 2015. As a result, the Company recorded a $140 million liability in “Other financial liabilities” within current liabilities at June 30, 2016 ($165 million at December 31, 2015) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Dividends declared per common share	$0.34	$0.335	$0.68	$0.67

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Dividend reinvestment	8	8	17	16

Note 16: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Non-cash employee benefit charges	74	60	150	125
Fair value adjustments	(21)	60	43	7
Net (gains) losses on foreign exchange and derivative financial instruments	(11)	(2)	21	(41)
Other	5	(3)	11	5
	47	115	225	96

Details of “Changes in working capital and other items” are as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015
Trade and other receivables	(17)	26	(8)	(8)
Prepaid expenses and other current assets	(28)	9	(60)	(47)
Other financial assets	4	24	31	51
Payables, accruals and provisions	80	89	(197)	(267)
Deferred revenue	5	45	(3)	36
Other financial liabilities	(14)	(1)	(42)	(13)
Income taxes	(15)	(19)	(35)	(50)
Other(1)	(25)	(14)	(67)	(68)
	(10)	159	(381)	(366)

(1)	Includes $(18) million (2015 – $(17) million) and $(51) million (2015 – $(50) million) related to employee benefit plans for the three and six months ended June 30, 2016 and 2015, respectively.

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, were as follows:

	THREE MONTHS ENDED JUNE 30, 2016		SIX MONTHS ENDED JUNE 30, 2016
	NUMBER OF TRANSACTIONS	CASH CONSIDERATION	NUMBER OF TRANSACTIONS	CASH CONSIDERATION
Businesses and identifiable intangible assets acquired, net of cash	2	65	4	110
Investments in businesses	1	-	2	1
	3	65	6	111

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	THREE MONTHS ENDED JUNE 30, 2016(1)	SIX MONTHS ENDED JUNE 30, 2016
Trade receivables	9	11
Prepaid expenses and other current assets	2	3
Current assets	11	14
Computer software	8	20
Other identifiable intangible assets	27	35
Total assets	46	69
Payables and accruals	(2)	(4)
Deferred revenue	(9)	(10)
Current liabilities	(11)	(14)
Deferred tax	(2)	(2)
Total liabilities	(13)	(16)
Net assets acquired	33	53
Goodwill	32	57
Total	65	110

(1)	The three months ended June 30, 2016 include valuation adjustments for acquisitions that closed in the first quarter of the year.

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2016 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In June 2016, certain U.S. subsidiaries received a statutory notice of deficiency from the Internal Revenue Service (IRS) for the 2010 and 2011 tax years. In the notice, the IRS claims that the taxable income of these subsidiaries should be increased by an amount that creates an aggregate potential additional income tax liability of approximately $250 million for the period, including interest. The IRS claim relates to the Company’s intercompany transfer pricing practices. Management believes the Company will prevail in this dispute. The Company plans to pursue all available administrative and judicial remedies necessary to resolve the matter.

Note 19: Related party transactions

As of June 30, 2016, Woodbridge beneficially owned approximately 60% of the Company’s shares.

In January 2016, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Except for the above transaction, there were no new significant related party transactions during the six months ended June 30, 2016. Refer to “Related party transactions” set out in note 29 of the Company’s consolidated financial statements for the year ended December 31, 2015, which are included in the Company’s 2015 annual report, for information regarding related party transactions.

Note 20: Subsequent events

Divestiture

In July 2016, the Company entered into a definitive agreement to sell its Intellectual Property & Science business for $3.55 billion. The sale is expected to close before the end of the year following regulatory approvals and satisfaction of other customary closing conditions. The Company expects to record a significant gain on this transaction.